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Exhibit

Exhibit Description

99 Announcement on 2025/05/28: Important Resolutions from UMC’s 2025 Annual General Meeting

Exhibit 99

Important Resolutions from UMC’s 2025 Annual General Meeting

1. Date of the shareholders meeting: 2025/05/28

2. Important resolutions (1) Profit distribution/ deficit compensation:

Approved the Company’s 2024 earnings distribution

10,340,773,899 shares were represented at the time of voting (including 7,863,998,238 shares voted via electronic transmission)

Votes for: 9,765,568,771 votes; 94.44% of the total represented at the time of voting.

Votes against: 425,830 votes; 0.00% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 574,779,298 votes; 5.56% of the total represented at the time of voting.

3. Important resolutions (2) Amendments to the corporate charter:

Approved to amend the Company’s Articles of Incorporation

10,340,773,899 shares were represented at the time of voting (including 7,863,998,238 shares voted via electronic transmission)

Votes for: 9,765,064,571 votes; 94.43% of the total represented at the time of voting.

Votes against: 432,844 votes; 0.00% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 575,276,484 votes; 5.57% of the total represented at the time of voting.

4. Important resolutions (3) Business report and financial statements:

Approved the Company's 2024 business report and financial statements

10,340,773,899 shares were represented at the time of voting (including 7,863,998,238 shares voted via electronic transmission)

Votes for: 9,750,443,346 votes; 94.29% of the total represented at the time of voting.

Votes against: 2,137,409 votes; 0.02% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 588,193,144 votes; 5.69% of the total represented at the time of voting.

5. Important resolutions (4) Elections for board of directors and supervisors: None

6. Important resolutions (5) Any other proposals: None

7. Any other matters that need to be specified: None